Stellar Biotechnologies, Inc. 332 East Scott Street Port Hueneme, California 93401 USA Phone: +1 (805) 488-2800 Fax: +1 (805) 488-2889

Letter from the President

June 25, 2012

Dear Shareholders and Potential Shareholders,

Since the beginning of 2012, the Stellar team has continued to work aggressively to advance several product, corporate and customer development initiatives which we believe will contribute to significant growth in long-term shareholder value. With the launch of a suite of preclinical diagnostic assays to compliment our GMP KLH products, the filing of our 20F registration for securities trading in the U.S., and the initiation of an international marketing campaign that will continue throughout 2012/13, the Company is positioned to create exposure and drive demand for its products in domestic and international markets.

With our leading role in the supply of GMP KLH (pharmaceutical-grade keyhole limpet hemocyanin), Stellar can be described as “the arms merchant to the world” for immune therapy and immune diagnostic companies.

Stellar’s representation at the recent ASCO conference (American Society of Clinical Oncology) confirmed again that we are at the center of one of the most publicized and rapidly growing areas in disease therapies: Active Immunotherapy.

Key opinion leaders (KOLs) regard KLH as the safest, most potent and predictable immunogenic carrier protein for vaccines. It plays a critical role in active immune therapy, not only in oncology, but also for use in the treatment of auto-immune diseases and, potentially, infectious diseases as well.

Stellar’s progress during the last six months has set the Company solidly on a trajectory as an emerging immune therapy and immune diagnostic company, with our own branded products, and now our own therapeutic products in development.

20F Filing and Registration for Trading in the U.S.

In February 2012 Stellar filed its 20F with the SEC and it became “effective” on April 4, 2012. This means that Stellar is now a fully-reporting public company to the U.S. Securities & Exchange Commission. While we have just begun to introduce our investment merits to U.S. institutional and professional life sciences investors, private equity and early stage micro-cap funds, etc., we will be allowed to list our shares with a new symbol for trading on the Bulletin Board, and approach retail brokers and investors after we “clear comment” with the SEC. We would be pleased to see that happen over the next 2 months.

Business & Customer Development Activities

Stellar HMW KLH™

In February 2012 we began filling the first commercial orders for our new Stellar HMW KLH™ product, packaged in individual dose containers and sold at premium pricing for the immunodiagnostic market. This product is intended to fill an unmet need for a standardized, injectable, GMP-grade KLH immune stimulant to support a quantitative assay for immune response in both animal and human models. Our research supports confidence in an industry need for a validated, quantifiable humoral and cellular immune assay system that can be used in late-stage preclinical testing, and be transferred directly to clinical trials without compromising the predictive value of the assay. The introduction of Stellar HMW KLH™ and the launch of the Stellar KLH™ ELISA Test Kits (see below) are expected to provide these benefits to customers worldwide.

Preclinical Diagnostic Product Launch

April 2012 saw the commercial launch of the Company’s premium, branded Stellar KLH™ ELISA Test Kits. These new assay kits are designed for the rapid, quantitative measure of anti-KLH antibodies in serum or plasma samples. The Company’s product suite includes six different kits to measure either IgG or IgM antibodies in a range of preclinical models which, when used in conjunction with injectable Stellar KLH™, offers a validated assay system for quantitative assessment of immune response. Stellar’s suite includes tests for mouse, rat and non-human primates, which are key preclinical models, with a human version planned for launch later in 2012.

Sales and Marketing

Discussions with major global pharmaceutical companies and Contract Research Organizations (CRO’s) initiated in 2011 prepared the market for these new products and Stellar is now filling orders for its injectable Stellar™ HMW KLH and Stellar KLH™ ELISA Test Kits as well as its Stellar™ suKLH for vaccine conjugation. The injectable GMP KLH and ELISA Diagnostic Kits are currently being marketed primarily for use in preclinical T-Cell Dependent Antibody Response (TDAR) testing used and often required during drug development. Sales have primarily been to large pharmaceutical companies and Contract Research Organizations (CRO’s) for evaluation purposes, prior to full commercial adoption. Although the rate of adoption for these products may be gradual over the coming months, it is expected to lead to growing commercial sales and partnering opportunities as Stellar KLH™ products are adopted as industry standards.

The use of KLH for immune function testing continues to expand and, with the launch of its diagnostic suite Stellar has initiated a focused marketing campaign directed toward multiple user groups including pharmaceutical companies, biotechnology companies, and research organizations that use KLH in clinical and preclinical testing. Drug developers and CROs performing TDAR testing represent a growing market opportunity for these products and we look forward to building sales significantly over the next 12-24 months.

KLH for Conjugate Vaccines

Progress of the Company’s vaccine customers through clinical trials continues to be slowed by the increasingly rigorous regulatory environment both in the U.S. and in Europe, and Stellar’s scientists are working closely with our customers to help advance their clinical programs. The Company’s GMP KLH supply platform currently supports at least six conjugate vaccines in clinical trials from Phase I to Phase III. As these trials advance in 2013 - 2015, and with the potential for commercial approval of one or more KLH conjugate vaccines, the Company expects to see the market for its Stellar KLH™ carrier protein begin to generate more rapidly advancing revenues. This is a market that depends on the success of the Company’s customers’ vaccines and cannot be accelerated by Stellar’s marketing activities.

The Company has also entered into mutual due diligence processes under non-disclosure agreements with multiple major and other pharmaceutical and biotechnology companies directed toward adoption of Stellar KLH™ in existing or new conjugate vaccine programs that do not currently use Stellar KLH™. These programs include early and mid-stage immunotherapeutic drug candidates for cancer, inflammatory diseases (ID) and central nervous system (CNS) disorders.

The strength of Stellar’s scalable supply proposition has been the driving force behind these new discussions, which are expected lead to multiple supply agreement and partnering opportunities over the next 12 months.

KLH-Based Vaccines in the Clinic and Recruiting

Celldex, Optimer and Biovest all reported on recent work on their Phase III KLH-enhanced cancer vaccines at the recent ASCO conference. Other commercial vaccines using KLH are being brought forward for treatments of autoimmune diseases, Systemic Lupus Erythematosus, Alzheimer’s and Parkinson’s diseases. In addition, wide ranging academic studies are ongoing in the US and Europe with new KLH-enhanced therapeutic vaccines for a variety different cancers, and Stellar makes every effort to make regular contact with all potential customers at the earliest stages to position Stellar KLH™ as the only sustainable and renewable source and begin the sales process.

In early pre-clinical stages, Stellar, itself, is moving forward on several fronts with its KLH ideas for preventative or prophylactic infectious disease vaccines (see CDI or C-diff below).

The caution is that while the future for KLH demand seems exceptionally bright, in the present climate it could take longer than we would all like for that future to arrive.

I encourage you to visit this U.S. government site (or the KLH site, below, www.KLHSite.com) to see all the other current U.S. clinical work being done (some European work is not included) or recruiting for KLH-enhanced therapies - it begins on this page: LINK

Most importantly, Stellar finds the number of immuno-modulatory drugs currently in clinical trials in the U.S. for indications as diverse and including childhood asthma, organ transplant, arteriosclerosis, Crohn’s, Cystic Fibrosis, epilepsy, hepatitis, neck cancer, MS, etc. at well over 150 and counting. Stellar believes that KLH-based diagnostic testing in patients of immune-competence, for these types of drugs, presents an outstanding growth opportunity for Stellar KLH™ products in the near future.

National Science Foundation SBIR Phase IIB Grant

Executive VP, Darrell Brookstein, presented a report on the Company’s successful implementation of its Supersize-Phase IIB grant award from the U.S. National Science Foundation (NSF) the annual NSF SBIR/STRR Phase II Grantee’s Conference in Baltimore on May 7, 2012 (Phase IIB awards are rare at the NSF, and successful programs are typically illustrative “showcase companies” for other participant companies in the NSF SBIR family of programs). The presentation was well-received by the Life Sciences section recipient audience. Also on May 7th, he and Stellar’s Aquaculture Manager, Brandon Lincicum, met with Stellar’s NSF program director for their annual meeting, and received excellent feedback on the Company’s successes and offers of continued support which is the hallmark of the NSF programs.

Scientific Conference Poster-Board Presentations

Stellar is proud that two separate scientific abstracts prepared by Stellar scientists have been accepted for presentation at prestigious conferences over the next few months. The co-authors are Stellar scientists, John Sundsmo, Ph.D., Herbert Chow, Ph.D., and Martin Sagermann, Ph.D., who will be presenting new science relating to KLH: at the IMVACS 2012 Conference (The Immunotherapeutics & Vaccine Summit) August 13 - 16, 2012 in Cambridge, MA (www.imvacs.com) in a poster presentation entitled “Keyhole Limpet Hemocyanin (KLH): A Unique Unlikely Pharmaceutical Product”; and at the ICAAC 2012 Conference (the meeting of the American Society for Microbiology) in San Francisco September 9 - 12, 2012 (www.icaac.org) in a poster presentation entitled “Keyhole Limpet Hemocyanin (KLH) N-Glycans Share Similar Structural Features with Saccharides of Schistosoma, Trypanosoma, Leishmania, Cryptococcus, Apergillis, Candida, E. coli, Salmonella, Clostridium and Hepatitis C virus (HCV)”. Both presentations advance the scientific knowledge relating to KLH, and offer new perspectives on commercial opportunities for Stellar KLH™.

Limpet & Aquaculture Site Development

The Company continues to receive inquiries from customers and potential customers for quotations on multi-kilogram quantities of GMP-grade KLH to meet future requirements for vaccine commercialization. To meet the anticipated KLH demand the Company has scaled up its hatchery production of juvenile limpets as reported earlier, and is now building its limpet inventory to a level sufficient to meet this forecasted KLH demand. Negotiations are underway that should lead to diversification of the Company’s culture site to reduce risk of loss and increase inventory carrying capacity.

New Business Opportunities (CDI or C. diff)

In April 2012 the Company announced that it had entered into an agreement with the University of Guelph (Ontario, Canada), which granted to Stellar an exclusive option to negotiate a worldwide license to a novel patent-pending vaccine candidate for treating Clostridium difficile infection (“CDI”). Clostridium difficile is a major and growing cause of mortality and morbidity in hospitalized and nursing home aged patients, and has been the subject of increasing concern as the number of infections has now surpassed MRSA (methicillin-resistant Staphylococcus aureus) as the most common and rapidly growing hospital-born infection. CDI-related treatment costs in the U.S. and European countries are estimated at more than $7 billion a year. This agreement could lead, for the first time, to Stellar’s own KLH conjugate vaccine platform. It also accentuates the Company’s commitment to a strategy to unlock the intrinsic value of our KLH supply proposition by acquiring promising vaccine candidates for infectious disease and other therapeutic targets, as well as, other technologies that may work synergistically with the Stellar KLH™ platform.

Corporate Development

LifeTech Capital

In May 2012, our advisors, LifeTech Capital, began introducing the Stellar team to several U.S. institutional investors in micro-cap life sciences companies. Stellar made face-to-face presentations in New York and Connecticut, and several more by phone conference. LifeTech is expected to develop more meetings over the next few weeks in California and elsewhere. These meetings are being made as “non-deal presentations”, prior to Stellar’s shares being listed for trading on the Bulletin Board. Most U.S. professional investors share a mandate that restricts their ability to transact in securities that are not listed on a U.S. exchange like the Bulletin Board.

Stellar received excellent responses, feedback and interest from these institutions. We look forward to re-visiting more institutions later in the year, as well as beginning to share our story with retail brokers and retail investors in the U.S., after we have “cleared comment” with the SEC, and have our shares listed.

New Additions to Stellar Team

New additions over the last six months in the diverse competencies of business development, protein chemistry, administration, aquaculture, sales, marketing and accounting have all strengthened our team and prepared Stellar for the dynamic growth and attendant challenges we will face over the next two years.

Intellectual Property Developments

To secure a strong position in the KLH conjugate vaccine space for infectious diseases, and to assure freedom to operate for the Company’s C. difficile development opportunity, the Company filed provisional patent applications on key intellectual property relating to the compositions, preparative methods and uses of KLH in conjunction with certain antigens that are relevant to infectious disease targets including C. difficile.

Product Development and R & D

Customer demand Stellar KLH™ has focused our product development activities during the last six months on process development for GMP production of Stellar suKLH™for single-dose injection. The Company is scheduled to produce the first GMP lot of this product in the next two months, and anticipates sale from this new product offering soon after. Like the Stellar HMW KLH™, this is a high margin product targeted for clinical and preclinical immune response testing.

Corporate Website and Sponsored KLH Site (www.KLHSite.com)

In April 2012 the Company released a re-designed corporate website, focused toward potential customers and joint development partners, and preparing for further changes in 2012 that will enable an e-commerce capability for Stellar KLH protein and Stellar KLH ELISA sales. The new site remains at the previous address, www.StellarBiotech.com.

Also in April, the Stellar launched its KLH information and research site, targeting investigators and drug developers in immunology, vaccinology, medical and drug development diagnostics. KLH Site™, sponsored by the Company, is a knowledge base that provides KLH information from around the world, in one convenient place. This site is expected to be an important element in Stellar’s marketing and outreach campaign for partnerships and customers, and is already enabling new and diverse contacts and relationships with interested, targeted parties. It can be visited at www.KLHSite.com.

Of course, all of Stellar’s regulatory filings and financials are available at: www.Sedar.com and now, also, at: http://www.sec.gov/edgar/searchedgar/companysearch.html. Also, shareholders and interested parties are strongly encouraged to list on our email list to receive timely updates including press releases. You can enter your email address at the bottom of this webpage: http://www.stellarbiotechnologies.com/investors/

Looking forward - Balance of 2012 - early 2013

In spite of worldwide economic concerns and an increasingly challenging regulatory climate, we and our shareholders can be proud of the Company’s many achievements and fulfillment of important goals through the incredible effort of our board, executives, dedicated employees, and professional consultants. Our focus has been, and will continue to be, building lasting value, while marshaling limited, but precious capital resources, to set the foundation for the explosive growth we see coming over the next few years

We feel that the balance of 2012 and 2013 hold great promise for the Company with many business development opportunities and customer negotiations underway now that could lead to rapidly growing new business over the next 12-18 months. In the biopharmaceutical industry it is common for there to be confidential discussions and negotiations over extended periods of time as the parties develop, test and optimize products and position for successful clinical trials and/or commercialization. In a competitive environment with significant capital at risk all discussions are subject to strict confidentiality to prevent any breach of competitive intelligence. With the new KLH and diagnostic product offerings and multiple customer/partner discussions initiated in the first half of 2012, we believe that the Company is very well-positioned to advance new business alliances and sales of Stellar KLH™ branded products.

Once we are listed and trading in the U.S., we anticipate that the Stellar story will resonate well in the U.S. securities market, and that the increased visibility created will provide great support for the Company, and broaden awareness of our products and value proposition.

The Stellar team is dedicated and determined to unlock the value imbedded in the Company’s KLH supply platform and diagnostic and therapeutic product offerings. We look forward to effectively delivering on our mandate over the near future.

Sincerely,

Frank Oakes

Frank Oakes, President & CEO

Stellar Biotechnologies, Inc.

This letter contains forward looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this letter.